SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

X    ANNUAL REPORT  PURSUANT TO SECTION  15(d) OF THE  SECURITIES  EXCHANGE  ACT
-    OF 1934 [NO FEE  REQUIRED]  for the fiscal year ended  December 29, 1999 or

_    TRANSITION  REPORT  PURSUANT  TO  SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED] for the transition  period from            to
                                                                   ----------
     -------------

COMMISSION FILE NUMBER 1-14989

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                            WESCO INTERNATIONAL, Inc.
                            Commerce Court, Suite 700
                               Four Station Square
                         Pittsburgh, Pennsylvania 15219

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Investment and Administrative Committees of
WESCO Distribution, Inc. Retirement Savings Plan



We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) as of December 29, 1999 and December 31, 1998, and the related statement of changes in net assets available for benefits for the period January 1, 1999 to December 29, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by American Express Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1998 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 6, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1998. The form and content of the information included in the 1998 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the WESCO Distribution, Inc. Retirement Savings Plan as of December 29, 1999, and for the period January 1, 1999 to December 29, 1999 present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 1999, and the changes in net assets available for benefits for the period January 1, 1999 to December 29, 1999 in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of December 29, 1999 and for the period January 1, 1999 to December 29, 1999, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the period January 1, 1999 to December 29, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                     /s/ PricewaterhouseCoopers LLP








Pittsburgh, Pennsylvania
May 1, 2000


WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 29, 1999 AND DECEMBER 31, 1998

                                                December 29,       December 31,
                                                    1999               1998

Investments, at fair value (Note 7)            $  237,921,321     $  183,407,243


Receivables:
   Employer discretionary profit
     sharing contributions                                  -          6,564,423
   Employee contributions                             949,085            903,376
   Employer matching contributions                    346,999            333,345
   Accrued interest                                    49,343             36,704
                                               --------------     --------------
     Net assets available for benefits         $  239,266,748     $  191,245,091
                                               ==============     ==============














   The accompanying notes are an integral part of these financial statements.





WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD JANUARY 1, 1999 TO DECEMBER 29, 1999


Additions:
  Employee contributions                                           $  13,200,817
  Employee rollovers                                                   6,200,130
  Employer contributions                                               4,871,954
                                                                   -------------
                                                                      24,272,901

  Net appreciation from registered investment companies               23,113,636
  Net appreciation from common/collective trust funds                 10,129,679
  Net appreciation from stock funds                                    5,715,361
  Interest and dividend income                                           554,756
                                                                   -------------
     Total additions                                                  63,786,333

Deductions:
  Distributions to withdrawing participants, at fair value            15,764,676
                                                                   -------------
Net increase                                                          48,021,657

Net assets available for benefits, beginning of year                 191,245,091
                                                                   -------------
Net assets available for benefits, end of year                     $ 239,266,748
                                                                   =============








   The accompanying notes are an integral part of these financial statements.


WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 1999


1.    MAJOR FEATURES OF THE PLAN

      WESCO Distribution, Inc. Retirement Savings Plan (the Plan) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the Company) and participants in the Plan. At the date of inception, all funds held by the prior plans related to the transferred employees were transferred to the Plan.

      The Plan covers the current employees of the Company and those former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

      The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Under the Plan, participants may elect to make contributions on a tax deferred basis in the form of a payroll deduction (Tax Deferred Contributions) ranging from 1% up to the lesser of 15% of their compensation or $10,000. In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (After-Tax Contributions) ranging from 1% up to the lesser of 15% of their compensation or $10,000. The $10,000 may be adjusted in future years by the Internal Revenue Service. The sum of the Tax Deferred Contributions and the After-Tax Contributions cannot exceed 15% of the participant's compensation. Subject to limitation, the Company will make contributions (Regular Company Contributions) in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 6%. In addition, the Company may, at the Board of Directors' discretion, make a profit sharing contribution (Company Profit Sharing Contribution) to the Plan provided certain predetermined profit levels are attained. The Company did not elect to make a Profit Sharing Contribution for the period January 1, 1999 to December 29, 1999. The Company's Profit Sharing Contribution was approximately $6,564,000 for the year ended December 31, 1998.

      Participants are fully vested in the value of their contributions and related investment income at all times and are fully vested in their allocated share of employer contributions after five years of combined service with the Company and the predecessor. In conjunction with a leveraged recapitalization of the Company all active employees as of June 5, 1998 became fully vested.

      Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the plan document. Total forfeitures that reduced employer contributions in 1999 were approximately $86,000.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 1999



      Ten funds were available for investment of contributions to the Plan. A brief description of the investment options is as follows:

                 Fund                                Description

      American Express Trust Income     Fixed   income  fund  that   invests  in
        Fund II                         insurance and bank investment contracts,
                                        investments to preserve principal and income

      American Express Trust Equity     Diversified  corporate  stock  fund that
        Index Fund II                   seeks to  achieve  a return  as close as
                                        possible to the  Standard and Poor's 500
                                        Stock Index

      AXP Selective Fund                Investment  grade  bond fund that  seeks
                                        current   income  and   prservation   of
                                        capital

      American Balanced Fund            Broadly diversified fund that invests in
                                        securities    and    bonds    for    the
                                        preservation of capital, current income and long-term growth of capital and income

      AXP New Dimension Fund            Common  stock fund that seeks  companies
                                        showing potential for significant growth for long-term growth of capital

      AXP Stock Fund                    Common stock and securities  convertible
                                        to common stock fund that seeks current income and growth of capital

      PIMCO Opportunity Fund            Common  stock fund that seeks  companies
                                        with  small  equity   capitalization  to
                                        achieve capital appreciation

      Templeton Foreign Fund            Aggressive long-term capital growth fund
                                        that   invests   in  common   stocks  of
                                        companies outside the U.S.

      American Century Value Fund       Long-term   capital   growth  fund  that
                                        invests   in    securities    that   its
                                        management believes are undervalued at the time

      WESCO International Stock Fund    Fund which invests in the stock of WESCO
                                        International, Inc.


      In addition, participant account balances transferred from the prior plans may remain invested in the CBS Corporation Pooled Stock Fund, although no future contributions may be invested in the CBS Corporation Pooled Stock Fund. Investment income earned by the CBS Corporation Pooled Stock Fund is invested in the American Express Trust Income Fund II in accordance with the plan document. As a result of the initial public offering of WESCO International, Inc. participants were also given the option to invest in the WESCO International Stock Fund effective July 1, 1999.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 1999



      An account is maintained for each participant, which is credited with the participant's contributions and an allocation of Company contributions and Plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account.

      The Investment Committee and the Administrative Committee of the Company's Board of Directors administer the Plan. Reference should be made to the Prospectus, "What Does Your Future Hold?", for additional information on the Plan.

      In 1999, the Company changed the year-end of the Plan to December 29 to provide a contribution for participants in the event of certain unusual or significant circumstances.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan have been prepared in conformity with
      generally   accepted   accounting   principles.   The  following  are  the
      significant accounting policies followed by the Plan:

      INVESTMENT VALUATION

      Investments are carried at fair value in the accompanying financial statements. Investments in registered investment companies and common/collective trust funds are valued by the trustee based on market values of all assets in the funds' securities portfolio and the number of units in the funds owned by the Plan. Investments in insurance contracts included in the American Express Trust Income Fund II are stated at contract value. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The fund purchases contracts which provide that withdrawals from the contract to make employee benefit payments will be made at contract value, with no loss of principal. However, since a portion of the fund is invested in long-term contracts which, by their nature, cannot be liquidated without loss of principal, the fund reserves the right to take up to one year to honor a request for withdrawal. Investments in the CBS Corporation Pooled Stock Fund and WESCO International Stock Fund are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

      NET APPRECIATION (DEPRECIATION) IN VALUE OF INVESTMENTS

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) in common/collective trusts, registered investment companies, CBS and WESCO International stock.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 1999



      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      OTHER

      Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, therefore, are not expenses of the Plan.

      Benefits are recorded when paid.

      Dividend income is recorded on the ex-dividend date.

3.    TAX STATUS

      The  Internal  Revenue  Service  has ruled that the Plan  qualifies  under
      Section 401(a) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

4.    EMPLOYEE LOANS

      Participants are permitted to borrow against a portion of their vested account balance within the prescribed limitations and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.

      The interest rate applied to employee loans is established each month by the Administrative Committee at one percent above the PNC Bank prime interest rate. The interest rate on new loans ranged between 8.75% and 9.5% for the period January 1, 1999 to December 29, 1999. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $4,410,000 were made from the Plan for the period January 1, 1999 to December 29, 1999. Loan repayments of approximately $3,142,000, including interest of approximately $554,000, were received by the Plan for the period January 1, 1999 to December 29, 1999.

5.    PLAN TERMINATION

      Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 1999



6.    INFORMATION CERTIFIED BY TRUSTEE

      The plan administrator has received certification from the trustee, American Express Trust Company, as to the completeness and accuracy of information relating to investments as of December 31, 1998.

7.    INVESTMENTS

      Investment values as of December 29, 1999 and December 31, 1998 were as follows:

                                                     1999             1998

      American Express Trust Income
        Fund II                                  $ 56,488,183 *   $ 45,617,637 *
      American Express Trust Equity Index
        Fund II                                    42,324,204 *     32,076,446 *
      AXP Selective Fund                            4,604,437        5,371,178
      American Balanced Fund                       17,422,291 *     15,746,212 *
      AXP New Dimension Fund                       67,904,001 *     48,600,602 *
      AXP Stock Fund                                        -        6,311,799
      PIMCO Opportunity Fund                       14,525,897 *      9,032,322
      Templeton Foreign Fund                        5,527,355        3,166,026
      American Century Value Fund                   4,017,674        2,825,671
      CBS Corporation Pooled Stock Fund            14,219,929 *      9,059,273
      WESCO Internaitonal Stock Fund                3,923,233                -
      Particiant Loans                              6,964,117        5,600,077
                                                 ------------     ------------
                                                 $237,921,321     $183,407,243
                                                 ============     ============

      *These investments exceed five percent of the net assets available for benefits


WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 29, 1999

                                                                        Fair
        Issuer                      Description                         Value

American Express Trust      American Express Trust Income          $  56,488,183
  Company                     Fund II

American Express Trust      American Express Trust Equity             42,324,204
  Company                     Index Fund II

American Express Trust      AXP Selective Fund                         4,604,437
  Company

American Express Trust      American Balanced Fund                    17,422,291
  Company

American Express Trust      AXP New Dimension Fund                    67,904,001
  Company

American Express Trust      PIMCO Opportunity Fund                    14,525,897
  Company

American Express Trust      Templeton Foreign Fund                     5,527,355
  Company

American Express Trust      American Century Value Fund                4,017,674
  Company

CBS Corporation (formerly   CBS Corporaiton Pooled Stock Fund         14,219,929
  Westinghouse Electric
  Corporation)

WESCO International, Inc.   WESCO International Stock Fund             3,923,233

                            Participant Loans, 7% - 10%, due
                              at various dates                         6,964,117
                                                                    ------------
                                                                    $237,921,321
                                                                    ============



EXHIBITS

      The following exhibits are filed or incorporated as part of this report:

        Exhibit
        Number          Description
        -------         -----------

        23.1            Consent of PricewaterhouseCoopers LLP (Filed herewith)


SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the WESCO Distribution, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            WESCO DISTRIBUTION, INC.
                                            RESTIREMENT SAVINGS PLAN

     Date: June 26, 2000                   By: /s/ Steven A. Burleson
           -----------------------             -----------------------

                                                                    EXHIBIT 23.1




                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91187) of WESCO International, Inc. of our report dated May 1, 2000, relating to the financial statements of the WESCO Distribution, Inc. Retirement Savings Plan, which appears in this Form 11-K.


                                         /s/ PricewaterhouseCoopers LLP




Pittsburgh, Pennsylvania
June 26, 2000